United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑  Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents
Press Release
Signature Page

Press Release
Vale on the effects of currency volatility
Rio de Janeiro, September 26, 2008 – Companhia Vale do Rio Doce (Vale) in response to market comments clarifies some issues related to the recent depreciation of the Brazilian real against the US dollar:
(a) Most of Vale’s revenues, approximately 95%, are denominated in US dollars (USD), whereas, in average, 60% of its operational costs and investment costs are denominated in Brazilian reais (BRL), and the remaining in other currencies: USD, Canadian dollars, Indonesian rupiahs, Australian dollars and euros. In addition, Vale has assets denominated in currencies other than the BRL;
(b) Vale definitively denies that it has realized losses derived from the BRL/USD exchange rate volatility;
(c) Vale uses exchange rate swaps to convert the part of its debt, which is denominated in BRL, to USD. As a consequence, 99% of its debt denominated is denominated in USD, consistently with its revenues composition by currency;
(d) Vale’s exchange rate swaps transactions have long term maturities and have no margin calls clauses;
(e) Vale has a conservative financial policy, using only “plain vanilla” non-levered instruments for hedging, and has an effective control of their use;
(f) Vale’s risk management policy, approved by the Board of Directors, explicitly forbids directional bets and speculative transactions with derivatives, and the compliance with these rules is rigorously controlled;
(g) In its quarterly earnings releases, Vale provides a detailed report of the results with transactions involving derivatives, making it clear their non-cash and cash impact on its short term performance, as well as those derived from monetary variation of other items of its balance sheet.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Vale cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which Vale operates. For additional information on factors that could cause Vale’s actual results to differ from expectations reflected in forward-looking statements, please see Vale’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: September 26, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations